ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-178960

Dated February 29, 2012

Master Limited Partnerships (MLPs)	ETRACS

ETRACS 1xMonthly Short Alerian MLP Infrastructure Total Return Index

Profile		Ticker: MLPS
Underlying Index	Alerian MLP Infrastructure Total Return Index
Issuer	UBS AG	Key features
Issuer Credit Rating[1]	Aa3 (Moody’s); A (S&P); A (Fitch)	Tax administration benefit
CUSIP	902641612	Convenience of an exchange- traded security
Primary Exchange	NYSE Arca
Initial Trade Date	September 28, 2010
Maturity Date	October 1, 2040
Fee Amount (%)*	0.85% accrued on a daily basis
*As of December 31, 2011. See “Selected risk considerations” and the disclaimer for more information.

About the ETN

Exchange Traded Access Securities (ETRACS) are innovative investment products offering easy access to markets and strategies that may not be readily available in the existing marketplace.

The ETRACS 1xMonthly Short Alerian MLP Infrastructure Total Return Index exchange-traded note, is designed to provide a short exposure to the MLP Infrastructure market by tracking the inverse performance of the Alerian MLP Infrastructure Total Return Index (the “Index”), plus a fixed income return based on a hypothetical 91-day Treasury Bill portfolio, less investor fees.

About the Index

The Alerian MLP Infrastructure Total Return Index, comprised of 25 energy infrastructure MLPs, is a liquid, midstream-focused subset of the Alerian MLP Index (NYSE: AMZ). The Index, whose constituents generally earn the majority of their cash flow from the transportation and storage of energy commodities, provides investors with a benchmark for the infrastructure component of this emerging asset class. The Index is calculated using a capped, float-adjusted, capitalization-weighted methodology that results in greater diversification versus a pure market capitalization-weighted index. The Index was created in March 2008 and has no performance history prior to that date.

Historical returns

	Since Index Inception
	Total Return	Annualized Return	6 Months*	1 Year*	3 Years*
Alerian MLP Infrastructure Total Return Index	100.73%	20.22%	11.13%	16.99%	42.97%
Alerian MLP Index Total Return	91.85%	18.79%	8.24%	13.88%	39.75%
S&P 500 Index Total Return	2.88%	0.75%	-3.69%	2.11%	14.11%
S&P 500 Utilities Index Total Return	12.62%	3.19%	9.96%	19.91%	12.27%
Dow Jones-UBS Commodity Index Total Return	-27.75%	-8.23%	-11.03%	-13.32%	6.39%

Historical results for the period from March 20, 2008 through December 31, 2011.

Source: Alerian, Standard & Poor’s, and Dow Jones

*	Returns shown for periods less than one year are total returns during that period and returns for periods greater than one year are annualized returns. Historical information presented is as of December 31, 2011 and is furnished as a matter of information only. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The ETRACS ETNs are subject to investor fees. As a result, the return on the ETNs will always be lower than the total return on a direct investment in the Index or the Index constituents.

Index Comparisons

The graph illustrates the historical returns of the Index from March 20, 2008 through December 31, 2011 in comparison with other benchmark indices. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The ETRACS ETNs are subject to investor fees. As a result, the return on the ETNs will always be lower than the total return on a direct investment in the Index or the Index constituents.

Characteristics

Number of holdings: 25 MLPs

Top 10 Holdings
Kinder Morgan Energy Partners LP	KMP	9.49%
Enterprise Products Partners LP	EPD	9.33%
ONEOK Partners LP	OKS	7.28%
Energy Transfer Partners LP	ETP	7.11%
Plains All American Pipeline LP	PAA	7.11%
Magellan Midstream Partners LP	MMP	7.05%
Enbridge Energy Partners LP	EEP	4.78%
El Paso Pipeline Partners LP	EPB	4.61%
Buckeye Partners LP	BPL	4.57%
Williams Partners LP	WPZ	4.55%

Source: Alerian; as of December 16, 2011 quarterly rebalancing

ETRACS. Innovative strategies, convenient access	+1-877-ETRACS 5	etracs@ubs.com

ETN overview

Why Invest in an ETN that shorts the MLP Index?

Because it provides a tool for investors to hedge broad MLP exposure. Additionally, it allows investors to express a bearish view on the MLP infrastructure market, providing the potential to profit from declines in the MLP sector.

Benefits of investing in MLPS

Short Exposure to a portfolio of energy infrastructure MLPs through a single investment.

Tax administration —gain or loss on the ETN is reported on Form 1099, and therefore the administrative burden associated with K-1 forms is eliminated.

Selected risk considerations

An investment in the ETRACS ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described in the “Risk Factors” section of the prospectus supplement for the ETRACS ETNs (the “ETRACS Prospectus”). Capitalized terms used below (and elsewhere in this document) but not defined herein shall have the meanings attributed to them in the ETRACS Prospectus.

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Inverse Exposure to the Index — Because your investment in the ETRACS ETNs is linked to the monthly inverse performance of the Index, any increase in the level of the Index would result in a decrease in the amount you will be paid at maturity, call, acceleration or upon early redemption.

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Payment based on VWAP Level — The payment on the ETRACS ETNs at maturity, call, acceleration or upon early redemption, will be based on the VWAP Level of the Index and not on the closing level of the Index, as specified in the ETRACS Prospectus. The VWAP Level of the Index will most likely differ from the closing level of the Index.

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You may lose some or all of your principal — The ETRACS ETNs are exposed to any monthly increase in the level of the Index. If the compounded monthly inverse return of the Index is insufficient to offset the combined negative effect of the Accrued Stock Borrow Fees and the Fee Amount, and the Redemption Fee Amount, if applicable, over the relevant period, you will lose some or all of your investment at maturity, call, acceleration or upon early redemption.

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Correlation and compounding risk — There can be no guarantee that the ETRACS ETNs will achieve a high degree of correlation with the performance of the Index. Because the Current Principal Amount is reset monthly, you will be exposed to compounding of monthly returns. As a result, the performance of the ETRACS ETNs for periods greater than one month is likely to be either greater than or less than the Index performance, before accounting for the Accrued Stock Borrow Fees, the Fee Amount and the Accrued Financing Payment, and the Redemption Fee Amount, if applicable. In particular, significant negative monthly performances of your ETRACS ETNs may not be offset by subsequent positive monthly performances of equal magnitude.

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Market risk — The return on the ETRACS ETNs, which may be positive or negative, is directly linked to the inverse performance of the Index, which is based on the return on the Index, and which, in turn, is affected by a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events that affect the markets generally. In addition, because the Index is a total return index, distributions by the Index constituents will cause the level of the Index to increase, which will have a negative effect on the ETRACS ETNs.

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Limited performance history — The return on the ETRACS ETNs is linked to the performance of the Index, which was introduced in March 2008. As a result, the Index has a limited performance history, and it is uncertain how the index will perform. Limited historical information will be available for you to consider in making an independent investigation of the Index performance, which may make it more difficult for you to make an informed decision with respect to an investment in the ETRACS ETNs than if the Index had a longer performance history.

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Credit of UBS — The ETRACS ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ETRACS ETNs, including any payment at maturity, call, acceleration or upon early redemption, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect the market value, if any, of the ETRACS ETNs prior to maturity or early redemption. In addition, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETRACS ETNs.

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Potential over-concentration in a particular industry — There is only one industry – energy – relating to the MLP’s included in the Index. An investment in the ETRACS ETNs will increase your portfolio’s exposure to fluctuations in the energy industry.

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A trading market for the ETRACS ETNs may not develop — Although the ETRACS ETNs are listed on NYSE Arca, a trading market for the ETRACS ETNs may not develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the ETRACS ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the ETRACS ETNs on NYSE Arca or any other exchange. Therefore, the liquidity of the ETRACS ETNs may be limited.

•	No interest payments from the ETRACS ETNs — You will not receive any interest payments on the ETRACS ETNs.
•	The ETRACS ETNs are designed as a trading product and should not be used as a buy and hold investment.
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Minimum Redemption Amount — You must elect to redeem at least 50,000 ETRACS ETNs for UBS to repurchase your ETRACS ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your ETRACS ETNs for redemption with those of other investors to reach this minimum requirement. Therefore, the liquidity of the ETRACS ETNs may be limited.

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Potential automatic acceleration — In the event the indicative value of the ETRACS ETNs is equal to $5.00 or less on any Index Business Day or the intraday index value on any Index Business Day increases 60% from the most recent Monthly Initial Closing Level, the ETRACS ETNs will be automatically accelerated and mandatorily redeemed by UBS and you will receive a cash payment equal to the Closing Indicative Security Value, as determined on the last Index Business Day in the Acceleration Measurement Period.

•	Uncertain tax treatment — Significant aspects of the tax treatment of the ETRACS ETNs are uncertain. You should consult your own tax advisor about your own tax situation.
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UBS’s Call Right — UBS may elect to redeem all outstanding ETRACS ETNs at any time after October 3, 2011 as described under “Specific Terms of the Securities — UBS’s Call Right” in the ETRACS Prospectus. If UBS exercises its Call Right, the Closing Indicative Security Value may be less than the principal amount of your ETRACS ETNs.

For questions or additional information about ETRACS:

Contact us	ETRACS Investor Service Center: +1-877-ETRACS 5	Email: etracs@ubs.com
	Hours available: Monday to Friday 8:00 a.m. – 5:00 p.m. EST	Website: etracs.com

1The issuer credit rating as of January 10, 2012 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETNs) and is not indicative of the market risk associated with the ETNs. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETNs other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the ETRACS ETNs.

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/). An investment in the ETRACS ETNs involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the ETRACS ETNs. ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC. © UBS 2012. The key symbol and UBS are among the registered and unregistered trademarks of UBS. Alerian MLP Infrastructure Index, Alerian MLP Infrastructure Total Return Index, AMZ and AMZIX are trademarks of GKD Index Partners, LLC d/b/a Alerian and their use is granted under a license from GKD Index Partners, LLC d/b/a Alerian. Other marks may be trademarks of their respective owners. All rights reserved.